UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            Form 6-K


                 REPORT OF FOREIGN PRIVATE ISSUER

                 PURSUANT TO RULE 13a-16 or 15d-16

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number: 333-147086-01


                         TONGXIN INTERNATIONAL LTD.
_____________________________________________________________________
              (Translation of Registrant's Name into English)



                          199 Pierce Street,Suite 202

                           Birmingham, Michigan 48009
_____________________________________________________________________
                     (Address of Principal Executive Office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

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of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


This form 6-K consists of the following exhibits attached hereto:

1. Press release dated August 4, 2009, relating to Tongxin
   International Ltd. to Participate in Commercial Vehicle
   Manufacturers Production Line in China.

   Leading Commercial Vehicle Manufacturer Signs Contract with
   Tongxin for On-Site Manufacturing.

-------------------------------------------------------------------------
                                       Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       TONGXIN INTERNATIONAL LTD.
                                       ----------------------------------
                                       (Registrant)

                                       By: /s/ Rudy Wilson
                                       -----------------------------
                                       Name:  Rudy Wilson
                                       Title: Chairman of the Board
                                              and Chief Executive Officer

                                       /s/ Jackie Chang
                                       -----------------------------
                                       Name:  Jackie Chang
                                       Title: Chief Financial and
                                              Accounting Officer

Date:  August 4, 2009


=========================================================================
                                  EXHIBIT

Exhibit Number         Description

1. Press release dated August 4, 2009, relating to Tongxin
   International Ltd. to Participate in Commercial Vehicle
   Manufacturers Production Line in China.

   Leading Commercial Vehicle Manufacturer Signs Contract with
   Tongxin for On-Site Manufacturing.

=========================================================================

CHANGSHA, China, August 4, 2009 /Xinhua-PRNewswire-FirstCall/ -- Tongxin International Ltd. (NASDAQ: TXIC - News), a China-based manufacturer of engineered vehicle body structures ("EVBS" or "truck cabs"), announced today a contract with a leading Chinese commercial vehicle manufacturer to assemble two of the customer's truck cab models on-site.

Tongxin reported that this is the first time in the Company's history to directly participate on the assembly line of a
truck manufacturer in China.   A team of Tongxin staff will
work on the production line of the manufacturer to assemble parts shipped from Tongxin's Changsha-based facility. The parts will ship to the truck manufacturer as a Complete Knock Down ("CKD") for welding, finishing and eventual fitting to the finished truck chassis.

Assembly will begin approximately the week of August 17 at the manufacturer's facility under a 5-year contract starting in 2009. Tongxin will assemble two of its most common over-the-engine cabs, models 1040 and 1085, both considered "light truck" cabs. The manufacturer opted to have Tongxin assemble its cabs on-site instead of purchasing the complete cab bodies direct from Tongxin to save on shipping costs and capitalize on Tongxin's expertise in building engineered vehicle body structures.

"We continue to see an increased trend by our customers in China to outsource cab manufacturing to proven suppliers in
market" began CEO and Vice-Chairman Duanxiang Zhang.   "We
were not surprised to see one of our customers take this step to exercise our expertise on their assembly line. This agreement created a win-win for our customer and Tongxin by reducing shipping costs for our customer while expanding the breadth and volume of our product offering." Zhang concluded.

For the past two years, Tongxin models 1040 and 1085 were sold
to the customer in increasing volumes.   The value of the
contract is forecasted to yield revenues of $3 million to $4 million in 2009, annualized $7 million to $8 million afterwards in year two which represents a 15% increase in sales to one of Tongxin International's top customers.


About Tongxin International Ltd.
Tongxin International Ltd., the largest independent supplier of EVBS in China, is capable of providing EVBS for both the commercial truck and light vehicle market segments. The Company also designs, fabricates and tests dies used in the
vehicle body structure manufacturing process.   EVBS consists
of exterior body panels including doors, floor pans, hoods, side panels and fenders. Tongxin maintains a network of 130 customers throughout 20 provinces in China. Headquartered in Changsha, Tongxin also maintains regional manufacturing in Dali, Ziyang and Zhucheng .

FORWARD LOOKING STATEMENTS
Statements contained in this press release, which are not historical fact, constitute "Forward-Looking Statements." Actual results may differ materially due to numerous important factors that are described in Tongxin International's most recent report to the SEC on Form 6-K, which may be revised or supplemented in subsequent reports to the SEC. Such factors include, among others, the cost and timing of implementing restructuring actions, the Company's ability to generate cost savings or manufacturing efficiencies to offset or exceed contractually or competitively required price reductions or price reductions to obtain new business, conditions in the automotive industry, and certain global and regional economic conditions. Tongxin International does not intend or assume any obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.


For more information, please contact:

For the Company:
     Ms. Jackie Chang
     Tongxin International
     Tel:  +1-626-660-7117
     China:  +86-13467553808
     Email:  jackie@txicint.com
     Web:  www.txicint.com


Investor Relations:
     John Mattio
     HC International, Inc.
     Tel:   +1-914-669-5340 (U.S.)
     Email: john.mattio@hcinternational.net
     Web:   www.hcinternational.net